Inland Retail Real Estate Trust, Inc.
Sticker Supplement

This Sticker Supplement No. 17 dated November 28, 2000 to our Prospectus dated February 11, 1999 summarizes Supplement No. 17 which updates information in the "Real Property Investments," "Plan of Distribution," "Principal Stockholders," "Investment Objectives and Policies," and "Risk Factors," sections of our Prospectus. Supplement No. 17 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplement No. 16 dated November 2, 2000 and must be read in conjunction with our Prospectus and that Supplement. Any word that is capitalized in this Sticker Supplement but not defined has the same meaning as in our Prospectus.

Plan of Distribution

As of November 24, 2000, we had sold 11,745,452 shares resulting in gross proceeds of $117,037,580. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of November 24, 2000, we have incurred $9,845,068 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $107,192,512 of net proceeds from the sale of those 11,745,452 shares. An additional 229,222 shares have been sold pursuant to our Distribution Reinvestment Program as of November 24, 2000, for which we have received additional net proceeds of $2,177,609. As of November 24, 2000, we had repurchased 49,523 shares through our Share Repurchase Program resulting in disbursements totaling $448,183. As a result, our gross offering proceeds total approximately $118,767,000 as of November 24, 2000, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program. We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2000 and for the period ending December 31, 1999, we have incurred and paid property management fees of $670,916 and $225,665, respectively. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. For the nine months ended September 30, 2000, we had incurred $90,000 of such fees, which we have since paid in full. As of the end of our last fiscal year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $1,046,722 are included in the purchase prices we have paid for all our properties purchased through November 24, 2000. As of November 24, 2000, we had invested approximately $84,559,000 in properties that we purchased for an aggregate purchase price of approximately $191,047,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of November 24, 2000, we had net offering proceeds of approximately $19,557,000 available for investment in additional properties.

SUPPLEMENT NO. 17
DATED NOVEMBER 28, 2000
TO THE PROSPECTUS DATED FEBRUARY 11, 1999
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 17 to you in order to supplement our Prospectus. This Supplement updates information in the "Real Property Investments," "Plan of Distribution," " Principal Stockholders," "Investment Objectives and Policies," and "Risk Factors," sections of our Prospectus. This Supplement No. 17 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplement No. 16 dated November 2, 2000 and must be read in conjunction with our Prospectus and that Supplement. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

Real Property Investments

The discussion under this section, which starts on page 106 of our Prospectus, is modified and supplemented by the following information regarding properties we have acquired or propose to acquire.

We are currently considering acquiring the following property. Our decision to acquire this property will generally depend upon:

  no material adverse change occurring in the property, then tenants or in the local economic conditions; and
  our receipt of sufficient net proceeds from this offering to make the acquisitions.

Other properties may be identified in the future that we may acquire before or instead of this property. We cannot guarantee that we will complete this acquisition.

Universal Plaza, Lauderhill, Florida

This property, which originally consisted of 18.48 acres, is currently being reconfigured and redeveloped. Approximately 13.68 acres of the original property was sold by the seller to Target Corporation for the construction of a new 184,000 square foot Super Target Store. The balance of the acreage, approximately 4.8 acres is being redeveloped as a shopping center to be known as Universal Plaza, containing 49,749 gross leasable square feet. The site is located on the southwest corner of University Drive and Commercial Boulevard.

Upon completion of the redevelopment, we anticipate purchasing Universal Plaza from the unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $9,000,000. This amount may increase or decrease as a result of our agreement, as contained in the purchase contract, to adjust the purchase price based upon lease rates achieved if and when certain stores, which were vacant at the time the purchase contract was signed, become leased and the new tenants begin paying rent. Any adjustment is intended to maintain a minimum capitalization rate of 10.0%. This amount may also increase by additional costs which have not yet been finally determined. We expect any of such other additional costs to be insignificant. Our acquisition cost is expected to be approximately $180 per square foot of leasable space.

Prior to our acquisition of this property, we intend to fund a loan to the seller in the principal amount of $1,100,000, to be secured by a second mortgage on the property, subject to the approval of the first mortgage holder. The note will bear an interest rate of 10% per annum and will mature August 31, 2002. The seller will be required to deposit $192,500 to an escrow account for the payment of interest. If the note is not paid within one year of funding, the payment of a fee of $50,000 is required and the deposit of an additional amount into the escrow for the payment of interest during the extension term must be made. We will obtain personal guaranties from the seller/developer with regards to the obligations of this loan.

In evaluating this property as a potential acquisition, we considered a variety of factors including location, demographics, price per square foot, projected tenant mix and the fact that overall rental rates for the spaces currently signed at the shopping center are comparable to market rates. We believe that the shopping center is well located within a vibrant economic area. We believe that this property has acceptable roadway access and will attract high-quality tenants, This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

As of November 1, 2000, leases have been signed for approximately 35% of the center. Currently, one tenant, Eckerds (a retail drug store) will lease more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenants to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Eckerds	13,050	26	14.40	Upon Completion	20 yrs.

This lease includes four successive five year options.

For federal income tax purposes, the depreciable basis in this property will be approximately $6,700,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of November 1, 2000, a total 17,191 square feet was leased to four tenants at this property. In addition, there are five leases pending for a total of 8,670 square feet. The following table sets forth certain information with respect to those leases.

	ApproximateGLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee (1)	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Signed Leases
Eckerds	13,050	20 yrs.	4/5 yr.	187,920	14.40
Hair Cuttery	1,110	5 yrs.	1/5 yr.	25,530	23.00
Willy's Ice Cream	885	5 yrs.	1/5 yr.	20,355	23.00
Moe's Bagels	2,146	03/05	2/5 yr.	48,955	22.81

Pending Leases
Ace Formal Wear	1,500	5 yrs.	1/5 yr.	23,736	15.82
Radio Shack	2,520	5 yrs.	2/5 yr.	50,400	20.00
Domino's Pizza	1,100	5 yrs.	2/5 yr.	25,300	23.00
Cheeburger	1,600	5 yrs.	2/5 yr.	36,800	23.00
Batteries Plus	1,950	5 yrs.	1/5 yr.	44,850	23.00
Vacant	23,888
  In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.
  At the closing of our purchase of this property, an escrow will be established which will be available to disburse to us on a monthly basis an amount equal to the rent, common area maintenance charges, real estate taxes and insurance relating to the space that is vacant at the time of closing, including space for which a tenant has executed a lease and as of the closing has not yet moved in or commenced paying rent. The amount to be deposited in the escrow will be 24 months of estimated rent and cost reimbursements for the vacant, unleased space at the time of closing and a lesser amount for space which is leased but not yet occupied.

We received a limited appraisal dated August 10, 2000 which is an update of a complete appraisal dated December 6, 1999, which states that it was prepared in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a prospective market value of the leased fee interest upon completion and upon stabilized operations for Universal Plaza, as of September 2001 to be $10,000,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 185 of our Prospectus and supplements the subsection of the same title on page 53 of our Supplement No. 16:

Update

As of November 24, 2000, we had sold 11,745,452 shares resulting in gross proceeds of $117,037,580. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of November 24, 2000, we have incurred $9,845,068 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $107,192,512 of net proceeds from the sale of those 11,745,452 shares. An additional 229,222 shares have been sold pursuant to our Distribution Reinvestment Program as of November 24, 2000, for which we have received additional net proceeds of $2,177,609. As of November 24, 2000, we had repurchased 49,523 shares through our Share Repurchase Program resulting in disbursements totaling $448,183. As a result, our gross offering proceeds total approximately $118,767,000 as of November 24, 2000, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program. We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2000 and for the period ending December 31, 1999, we have incurred and paid property management fees of $670,916 and $225,665, respectively. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. For the nine months ended September 30, 2000, we had incurred $90,000 of such fees, which we have since paid in full. As of the end of our last fiscal year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $1,046,722 are included in the purchase prices we have paid for all our properties purchased through November 24, 2000. As of November 24, 2000, we had invested approximately $84,559,000 in properties that we purchased for an aggregate purchase price of approximately $191,047,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of November 24, 2000, we had net offering proceeds of approximately $19,557,000 available for investment in additional properties.

Principal Stockholders

The following is added to the current text under this section on page 92 of our Prospectus and also supplements this section on page 53 of our Supplement No. 16:

On November 21, 2000, Inland Real Estate Investment Corporation, our Sponsor, purchased 331,491,713 shares for $3,314,917.13.

Investment Objectives and Policies

Distributions

The discussion under this caption on page 98 of our Prospectus and on page 53 of our Supplement No. 16 is modified by the deletion of the words "to be" which precede the word "paid" in the last three sentences under this heading on page 54 of our Supplement No. 16 and supplemented by the addition of the following:

The distribution level was increased to $.80 per share per annum, effective December 1, 2000, beginning with the distribution to be paid on January 7, 2001.

Borrowing

The second to last sentence on page 102 of our Prospectus is revised by deleting the words "If the Company does incur" and replacing the deleted words with "When the Company incurs" and by inserting the words "long-term (typically a term of more than one year)" preceding the word "indebtedness," and by the addition of three sentences following that sentence. The revised sentence and the three new sentences will read as follows:

When the Company incurs long-term (typically a term of more than one year) indebtedness secured by its Properties, it intends to do so only on a non-recourse basis, which means that a lender's rights on default will generally be limited to foreclosing on the Property which secured the obligation. The Company has in the past given, and may in the future continue to give, guarantees to lenders of short-term (typically a term of up to one year) mortgage indebtedness to its Property Partnerships when the Company believes that providing a guaranty will result in more favorable terms being offered to a Property Partnership. When a guaranty is given by the Company on behalf of a Property Partnership, the Company will be responsible to the lender for the satisfaction of the indebtedness if it is not paid by the Property Partnership.

The following new paragraph is added at the end of the current text under this heading on page 103 of our Prospectus:

We acquired some of our properties from affiliates of our Advisor that had purchased the properties from unaffiliated third parties on our behalf pending our receipt of proceeds from this offering. In most instances, those affiliates had entered into mortgage debt financing before we acquired the properties from them and we assumed that mortgage indebtedness or acquired the properties subject to such mortgages. Because the mortgage lenders would not release the affiliate from the borrower obligations under the financing agreements, or would release the affiliate only upon payment of a fee that we would have had to pay, or would have had the opportunity to increase the interest rate or impose other unfavorable terms as consideration for the release, in connection with the acquisition of those properties, we will indemnify the applicable affiliates for any cost, loss or liability that they may incur as a result of those mortgages.

Other Policies

The following new paragraph is inserted preceding the last paragraph under this subcaption on page 106 of our Prospectus and supersedes entirely the paragraph under this subcaption on page 54 of our Supplement No. 16:

On July 10, 2000, our Board determined that it would be in the best interests of stockholders to invest approximately $3.5 million in publicly traded cumulative preferred stocks of other REITS. It was originally intended to leverage such investments by purchasing the preferred stocks on margin of no greater than 30%. That would have allowed the purchase of preferred stocks with a market value of up to $5 million. As of September 30, 2000, we had invested approximately $660,066 in preferred stocks. On November 13, 2000, our Board removed the previous restriction on such purchases to preferred stocks of only other REITS to allow purchases of preferred stock of companies in any industry, ratified the prior purchase of one non-REIT preferred stock, and increased the allowable margin rate to no greater than 40%. The total amount proposed to be invested of approximately $3.5 million has not been changed. However, the increase in the permissible margin rate will allow us to purchase preferred stocks with a market value in excess of $5 million.

Risk Factors

Investment Risks

Mortgage Indebtedness and Other Borrowings May Increase the Company's Business Risks

The third paragraph under this heading on page 21 of our Prospectus is revised by inserting the words "long-term (typically a term of more than one year)" preceding the word "indebtedness" in the third to last sentence of that paragraph, and by the addition of three new sentences following that third to last sentence. The last two sentences of that paragraph would remain unchanged. The revised sentence and the three new sentences will read as follows:

The Company will seek to limit its long-term (typically a term of more than one year) indebtedness to "non-recourse" indebtedness, meaning that the lender may look only to the Property or Properties securing the mortgage indebtedness for satisfaction of the indebtedness. The Company has in the past and may continue in the future to give guarantees to lenders of short-term (typically a term of up to one year) mortgage indebtedness to its Property Partnerships when the Company believes that providing a guaranty will result in more favorable terms being offered to the Property Partnership. When a guaranty is given by the Company on behalf of the Property Partnership, the Company will be responsible to the lender for satisfaction of the indebtedness if it is not paid by the Property Partnership.

The following new paragraph is added after the third paragraph under this heading on page 21 of our Prospectus:

We acquired some of our properties from affiliates of our Advisor that had purchased the properties from unaffiliated third parties on our behalf pending our receipt of proceeds from this offering. In most instances, those affiliates had entered into mortgage debt financing before we acquired the properties from them and we assumed that mortgage indebtedness or acquired the properties subject to such mortgages. Because the mortgage lenders would not release the affiliate from the borrower obligations under the financing agreements, or would release the affiliate only upon payment of a fee that we would have had to pay, or would have had the opportunity to increase the interest rate or impose other unfavorable terms as consideration for the release, in connection with the acquisition of those properties, we will indemnify the applicable affiliates for any cost, loss or liability that they may incur as a result of those mortgages.